SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 758865109

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758865109	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,633,133
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,633,133
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[1]
14	TYPE OF REPORTING PERSON* PN

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1

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,633,133[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 833,284[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,633,133[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 833,284[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,897,927[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 2,633,133 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 833,284 shares of Common Stock held by its investment advisory clients, 264,794 of which are held by an investment advisory client indirectly affiliated with Mr. Riley. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,633,133[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 833,284[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,633,133[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 833,284[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,897,927[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,633,133 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 833,284 shares of Common Stock owned by its investment advisory clients, 264,794 of which are held by an account indirectly affiliated with Mr. Riley. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 5

Item 4.

Interest in Securities of the Issuer

Item 4 as previously filed is amended to add the following information:

On August 31, 2007, RIM sent a letter to the Issuer stating urging the Issuer to call a special meeting and to stop wasting the Issuer’s money on further litigation. In the letter, RIM said it was disappointed that rather than complying with the demands of 20% of its stockholders, the Issuer has sued two of its largest stockholders to block its own stockholders from voting at a special meeting. RIM noted that earlier this week, the U.S. District Court of Delaware denied the Issuer’s motion for a temporary restraining order to enjoin the special meeting. RIM further noted that last week, the Delaware Court of Chancery also denied the Issuer’s motion to stay RIM’s case and set a hearing date. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

See Item 4.

Item 5(c) as previously filed is amended to add the following information:

(c)

The following are transactions effected by the other Reporting Persons in Common Stock that have taken place since the last 13D filing.

Master Fund	Trade Date	Trans Code	Quantity	Price
	8/13/2007	BY	40,000	2.96
	8/16/2007	BY	4,220	2.9
Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
	8/9/2007	BY	3,700	2.9932
	8/10/2007	BY	26,939	3
	8/13/2007	SL	(40,000)	2.96
	8/13/2007	BY	19,361	3
	8/16/2007	BY	315	2.9
	8/16/2007	BY	465	2.9

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter, dated August 31, 2007, to the Issuer.

CUSIP No. 758865109	13D	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810 Los Angeles, CA 90025

Phone (310) 966-1445 Fax (310) 966-1096

August 31, 2007

VIA OVERNIGHT MAIL AND FACSIMILE

President, Secretary and Board of Directors

Regent Communications, Inc.

2000 Fifth Third Center

511 Walnut Street

Cincinnati, OH 45202

Dear Sirs:

We are disappointed that rather than complying with the demands of 20% of your stockholders, you have sued two of your largest stockholders to block your own stockholders from voting at a special meeting. Since the Company filed its lawsuit on August 15, 2007, Regent stock has continued to decline more than 10% from $3.01/share to its historical low of $2.57/share as of close yesterday.

We suspect that, like us, your stockholders will regard the attempts to paint us in a negative fashion, instead of addressing our concerns on their merits, as showing a desire to control the corporate agenda rather than letting stockholders express their views as we are entitled to do. With every legal filing that you have made to stop a vote, we believe the Board is sending a message that the opinions of its stockholders do not matter and that it is willing to spend company funds to prevent a stockholder vote.

Quite frankly, we are dumbfounded at this approach, especially given that your recent legal tactics have not appeared to meet with much success. Earlier this week, the U.S. District Court of Delaware denied your motion for a temporary restraining order to enjoin the special meeting. Last week, the Delaware Court of Chancery also denied your motion to stay our case and set a hearing date. We urge you to stop wasting the Company’s money on further litigation and hold a special meeting. If you convene a meeting to address our proposals, you will have a full opportunity to explain any objections you have to our concerns, and we will have a full opportunity to put the reasons for our concerns before the stockholders, who can then decide.

In summary, we would like to reiterate that over 20% of your owners have demanded a stockholder vote to appoint additional directors. We urge the Board to reconsider its current confrontational and disruptive strategy and call a special meeting.

Sincerely,

/s/ JOHN AHN
John Ahn
Principal
Riley Investment Management LLC